UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00004 per share

(Title of class of securities)

091727 1 07 (for American depositary shares, each representing one ordinary share)

(CUSIP number)

Xuan Zhang

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Tel: (86-10) 6849-2345

Email: ir@bitauto.com

Fax: (86 10) 6849-2200

Copy to:

Z. Julie Gao

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: (852) 3740-4700

Fax: (852) 3740-4727

(Name, address and telephone number of person authorized to receive notices and communications)

August 2, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07	13D/A	Page 1

1.	NAME OF REPORTING PERSON: SERENE VIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 500,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 500,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.7%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 500,000 Ordinary Shares held by Serene View Investment Limited, representing 0.7% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

CUSIP No. 091727 1 07	13D/A	Page 2

1.	NAME OF REPORTING PERSON: AVNER DEVELOPMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 250,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 250,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 250,000 Ordinary Shares held by Avner Developments Limited, representing 0.4% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

CUSIP No. 091727 1 07	13D/A	Page 3

1.	NAME OF REPORTING PERSON: FULL RICHES HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 180,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 180,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 180,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 180,000 Ordinary Shares held by Full Riches Holdings Limited, representing 0.3% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

CUSIP No. 091727 1 07	13D/A	Page 4

1.	NAME OF REPORTING PERSON: SPEEDVIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 70,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 70,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 70,000 Ordinary Shares held by Speedview Investment Limited, representing 0.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

CUSIP No. 091727 1 07	13D/A	Page 5

1.	NAME OF REPORTING PERSON: BIN LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 8,990,165.5*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 8,990,165.5*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,990,165.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.2%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 500,000 Ordinary Shares held by Serene View Investment Limited, (ii) 5,719,997.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited and (iii) 270,168 Ordinary Shares Mr. Li has the right to acquire pursuant to the vesting of restricted share units and exercise of share options within 60 days following the date hereof, collectively representing 13.2% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

CUSIP No. 091727 1 07	13D/A	Page 6

1.	NAME OF REPORTING PERSON: JINGNING SHAO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,090,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,090,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,090,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.6%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 250,000 Ordinary Shares held by Avner Developments Limited and (ii) 840,000 Ordinary Shares Mr. Shao has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 1.6% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

CUSIP No. 091727 1 07	13D/A	Page 7

1.	NAME OF REPORTING PERSON: XUAN ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 474,066*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 474,066*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 474,066*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.7%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 180,000 Ordinary Shares held by Full Riches Holdings Limited, (ii) 87,500 Ordinary Shares held by Mr. Zhang and (iii) 206,566 Ordinary Shares Mr. Zhang has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 0.7% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

CUSIP No. 091727 1 07	13D/A	Page 8

1.	NAME OF REPORTING PERSON: WEIHAI QU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 73,621*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 73,621*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 73,621*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 70,000 Ordinary Shares held by Speedview Investment Limited and (iii) 3,621 Ordinary Shares Mr. Qu has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 0.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

CUSIP No. 091727 1 07	13D/A	Page 9

1.	NAME OF REPORTING PERSON: PROUDVIEW LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 8,219,997.5*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 8,219,997.5*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,219,997.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.1%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 5,719,997.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited, collectively representing 12.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,022,603.5 Ordinary Shares outstanding (excluding treasury shares) as of July 29, 2016.

This Amendment No 2. amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 31, 2015 (“Amendment No. 1,” and together with the Original 13D and this Amendment No. 2, the “Schedule 13D”), with respect to the ordinary shares, par value US$0.00004 per share, of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraph (d) of Item 5 is hereby amended and supplemented as follows:

The response to Item 6 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Mr. Bin Li, through Ease Win Enterprises Limited (“Ease Win”), a holding company wholly owned by Mr. Li, entered into a total return swap letter agreement with PA Grand Opportunity Limited (“PAG”) dated as of July 29, 2016 (the “Total Return Swap”) with respect to US$44 million principal amount of the Issuer’s 2.00% convertible bonds due 2021(the “Convertible Bonds”). The Total Return Swap amends and restates in its entirety a total return swap letter agreement between Ease Win and PAG dated as of June 6, 2016 with respect to the Convertible Bonds. The Convertible Bonds will be convertible at the election of the bond holders into Ordinary Shares or ADSs of the Issuer at any time after November 1, 2016. The Total Return Swap became effective on August 2, 2016.

Pursuant to the terms of the Total Return Swap, Ease Win will receive certain distributions from PAG to the extent distributions are made on the Convertible Bonds, and Ease Win will make payments to PAG in an amount equal to 2.0% per annum on the notional amount of the Total Return Swap. Ease Win has, subject to certain limitations, the right to settle the swap through cash settlement, physical settlement or a combination thereof. Under cash settlement, in the event the final price of the Convertible Bonds is determined pursuant to the terms of the Total Return Swap to be greater than 100% of par, PAG shall pay Mr. Li an amount based on such difference, and in the event the final price of the Convertible Bonds is determined pursuant to the terms of the Total Return Swap to be lower than 100%, Ease Win shall pay PAG an amount based on such difference. Under physical settlement, PAG shall deliver the Convertible Bonds to Ease Win, in exchange for a payment from Ease Win equal to the notional amount of the Total Return Swap. In connection with the Total Return Swap and a total return swap entered into by and between PAG and a third party unrelated to Mr. Li with substantially the same terms and conditions as the Total Return Swap with respect to US$16 million principal amount of the Convertible Bonds, Proudview Limited executed a charge over shares in favor of PAG dated August 1, 2016 (the “Share Charge”) and pledged 2,932,442 Ordinary Shares of the Issuer to PAG as security. In the event that the price of the Issuer’s ADSs falls below certain thresholds during the term of the Total Return Swap, Ease Win may be required to deliver additional cash to PAG to satisfy margin calls.

The foregoing description of the Total Return Swap and the Share Charge does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Total Return Swap and the Share Charge. A copy of each of the Total Return Swap and the Share Charge is filed as Exhibit I and Exhibit J hereto, respectively, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by replacing the entirety of the exhibits index with the following:

Exhibit A	Joint Filing Statement (filed with the Schedule 13D on November 26, 2012)

Exhibit B	Form of Share Purchase Agreement (incorporated herein by reference to Exhibit F to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981))

Exhibit C	Shareholders Agreement (incorporated herein by reference to Exhibit G to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981))

Exhibit D	Form of Note Purchase Agreement (incorporated herein by reference to Exhibit H to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981))

Exhibit E	Form of Senior Secured Guaranteed Note (incorporated herein by reference to Exhibit I to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981))

Exhibit F	Form of BVI Share Charge Agreement (incorporated herein by reference to Exhibit J to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981)).

Exhibit G	Form of Cayman Share Charge Agreement (incorporated herein by reference to Exhibit K to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981)).

Exhibit H	Security and Pledge Agreement, dated June 23, 2015, by and between Proudview Limited and Credit Suisse, AG, New York Branch (filed with Amendment No. 1 to the Schedule 13D on August 31, 2015)

Exhibit I	Convertible Bond Total Return Swap Confirmation, dated July 29, 2016, between PA Grand Opportunity Limited and Ease Win Enterprises Limited (filed with Amendment No. 2 to the Schedule 13D on August 8, 2016)

Exhibit J	Charge over Shares in Bitauto Holdings Limited, dated August 1, 2016, by Proudview Limited in favor of PA Grand Opportunity Limited (filed with Amendment No. 2 to the Schedule 13D on August 8, 2016)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2016

SERENE VIEW INVESTMENT LIMITED		AVNER DEVELOPMENTS LIMITED

By:	/s/ Bin Li	By:	/s/ Jingning Shao
Name:	Bin Li	Name:	Jingning Shao
Title:	Director	Title:	Director

FULL RICHES HOLDINGS LIMITED		SPEEDVIEW INVESTMENT LIMITED

By:	/s/ Xuan Zhang	By:	/s/ Weihai Qu
Name:	Xuan Zhang	Name:	Weihai Qu
Title:	Director	Title:	Director

PROUDVIEW LIMITED

By:	/s/ Bin Li
Name:	Bin Li
Title:	Director

/s/Bin Li		/s/ Jingning Shao
Name:	Bin Li	Name:	Jingning Shao

/s/ Xuan Zhang		/s/ Weihai Qu
Name:	Xuan Zhang	Name:	Weihai Qu